Exhibit 3.3

ARTICLES OF INCORPORATION
OF
Of DUPREE CATERING, INC.

ARTICLE I.

The name of the corporation shall be DUPREE CATERING, INC.

ARTICLE II.

The duration of the corporation shall be perpetual.

ARTICLE III.

The objects and purposes for which this corporation is organized are to transact any and all lawful business for which corporations may be incorporated under Chapter 271B of the Kentucky Revised Statutes. The Corporation shall have the power to do any and all things herein set forth the same as natural persons might or could do, either as agents, principles, contractors, trustees, or otherwise and in company of others. The foregoing shall be construed both as purposes and powers but no recitation, expression or declaration as to specific powers and purposes shall be held to limit or otherwise restrict in any manner the general powers of the corporation herein set forth and allowed by applicable laws or otherwise.

ARTICLE IV.

The aggregate number of shares which the corporation shall have authority to issue is One Thousand (1,000) shares of common stock. Each share of common stock shall have a par value of $1.00 per share and be entitled to one (1) vote.

ARTICLE V.

Each shareholder of the corporation shall have a preferential or pre-emptive right to acquire unissued or treasury shares or securities convertible into such shares or carrying a right to subscribe to or acquire shares.

ARTICLE VI.

The private property of the shareholders of the corporation shall not be subject to the payment of the debts or liabilities of the corporation to any extent whatsoever.

ARTICLE VII.

The address of the initial registered office of the corporation is 223 North Limestone Street, Lexington, Kentucky 40507, and the name of its initial registered agent upon whom process can be served at such address is Harriet D. Bradley.

ARTICLE VIII.

The address of the initial and principal office of the corporation is 223 North Limestone Street, Lexington, Kentucky 40507.

ARTICLE IX.

The affairs and business of the corporation shall be conducted by a Board of Directors of not less than one (1) nor more than twelve (12) persons. The Board of Directors shall have the authority to make, alter or amend the By-laws and rules to regulate the business of the corporation, as are not inconsistent with the provisions of these Articles of Incorporation, as same may be amended from time to time, or the laws of the Commonwealth of Kentucky, subject to repeal or change by action by the shareholders. The initial Board of Directors shall consist of one (1) director who shall serve until the first annual meeting of shareholders and until her successor shall be elected and qualified. The name and address of said director is as follows:

Name	Address

Harriet D. Bradley	223 North Limestone Street
Lexington, Kentucky 40507

ARTICLE X.

The name and address of the incorporator is Harriet D. Bradley, 223 North Limestone Street, Lexington, Kentucky 40507.

ARTICLE XI.

The corporation reserves the right to amend, alter, change or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred herein upon the shareholders are granted subject to this reservation.

IN TESTIMONY WHEREOF, I, the undersigned, Harriet D. Bradley, being the incorporator herein named, for the purpose of forming a corporation under the laws of the Commonwealth of Kentucky, do hereby make, file and record these Articles of Incorporation, and I have accordingly hereunto signed by name, this 25th day of October, 1991.

/s/ Harriet D. Bradley
Harriet D. Bradley

                                 This Instrument Prepared By
                                    Robert S. Mailer, Jr.    For
                           Kincaid, Wilson, Schaeffer, Hombree
                                  Van Inwegen & Kinser P.S.C.
                                     Kincaid Towers, Suite 650
                                   Lexington, Kentucky 40507